Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269268

PROSPECTUS SUPPLEMENT NO. 4

(to the Prospectus dated March 24, 2023)

MariaDB plc

16,351,314 Ordinary Shares Underlying Warrants

56,414,951 Ordinary Shares by selling holders

7,310,297 Warrants to Purchase Ordinary Shares by selling holders

This prospectus supplement updates, amends and supplements the prospectus, dated March 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269268), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 30, 2023 (“Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 16,351,314 Ordinary Shares (as defined in the Prospectus), consisting of:

•	up to 7,310,297 Ordinary Shares that are issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus);

•	up to 8,850,458 Ordinary Shares that are issuable upon the exercise of the Public Warrants (as defined in the Prospectus); and

•	up to 190,559 Ordinary Shares that are issuable upon exercise of the Kreos Warrants (as defined in the Prospectus).

The Public Warrants, which are exercisable at a price of $11.50 per share, were originally sold as part of the APHC Public Units (as defined in the Prospectus) purchased by public investors in the APHC IPO (as defined in the Prospectus) at a price of $10.00 per APHC Public Unit. The Private Placement Warrants, which are exercisable at a price of $11.50 per share, were originally purchased by the Sponsor (as defined in the Prospectus) concurrent with the consummation of the APHC IPO at a price of $1.00 per warrant. Prior to the consummation of the Irish Domestication Merger (as defined in the Prospectus), 1,600,000 Private Placement Warrants were transferred by the Sponsor to the Syndicated Investors (as defined in the Prospectus) pursuant to the At Risk Capital Syndication (as defined in the Prospectus) (at a price per warrant of $1.00), and 5,710,297 Private Placement Warrants were transferred to the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang. The Kreos Warrants, which are exercisable at a price of €2.29 per share, were originally issued to Kreos (as defined in the Prospectus) by Legacy MariaDB (as defined in the Prospectus) in connection with a loan facility that is no longer outstanding. The Private Placement Warrants, the Public Warrants and the Kreos Warrants are sometimes referred to collectively in the Prospectus as the “Warrants.” To the extent that the Warrants are exercised for cash, we will receive the proceeds from such exercises.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling holders named in the Prospectus or their permitted transferees (the “selling holders”) of (i) up to 7,310,297 Private Placement Warrants and (ii) up to 56,414,951 Ordinary Shares, consisting of:

•	1,915,790 Ordinary Shares held by the PIPE Investors (as defined in the Prospectus), which they purchased in connection with the consummation of the PIPE Investment (as defined in the Prospectus) at a price of $9.50 per share;

•	4,857,870 Founder Shares (as defined in the Prospectus) currently held by the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to its co-founders prior to the consummation of the Irish Domestication Merger;

•	65,000 Founder Shares held by individuals who served as independent directors of APHC or otherwise provided services prior to the consummation of the Business Combination (as defined in the Prospectus), which were transferred from the Sponsor (who originally acquired such shares at a price of approximately $0.004 per share) in consideration of such services;

•	1,550,000 Founders Shares held by certain Syndicated Investors, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to such Syndicated Investors prior to the consummation of the Irish Domestication Merger in connection with the At Risk Capital Syndication (at a price of $3.00 per share);

•	38,897,106 Ordinary Shares held by former affiliates and certain other shareholders of Legacy MariaDB, which, upon consummation of the Merger, were issued to them pursuant to the terms of the Merger Agreement in exchange for shares of (i) Legacy MariaDB they had previously purchased from Legacy MariaDB in private placement transactions or on exercise of Legacy MariaDB Equity Awards or warrants, at prices per share ranging from $0.38 to $7.50, as adjusted based on the Exchange Ratio (as defined in the Prospectus);

•	1,818,888 Ordinary Shares issuable upon exercise of stock options held by certain of our executive officers and directors, at exercise prices ranging from $0.38 to $4.15 per Ordinary Share; and

•	7,310,297 Ordinary Shares issuable upon exercise of the Private Placement Warrants held by Lionyet International Ltd. and Dr. Wang, the Sponsor’s co-founders, and the Syndicated Investors.

We are registering the Ordinary Shares and Private Placement Warrants that may be offered and sold by selling holders from time to time pursuant to their registration rights under certain agreements between us and the selling holders or their affiliates, as applicable.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement., This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained therein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “MRDB” and “MRDBW”, respectively. On May 26, 2023, the closing sale prices of our Ordinary Shares and Public Warrants were $0.87 and $0.21, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Ordinary Shares and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 30, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2023

MariaDB plc

(Exact name of registrant as specified in its charter)

Ireland	001-41571	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 Veterans Blvd

Redwood City, CA 94063

(Address of principal executive offices, including zip code)

(855) 562-7423

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $0.01 per share	MRDB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	MRDBW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 30, 2023, the Board of Directors (the “Board”) of MariaDB plc (the “Company”) announced that Paul O’Brien, has been appointed by the Board to serve as Chief Executive Officer of the Company, effective May 26, 2023, and that Michael Howard has resigned as the Company’s Chief Executive Officer, effective May 26, 2023.

In addition to serving as Chief Executive Officer, Mr. O’Brien has been appointed by the Board to serve as a director of the Board, effective May 26, 2023. Mr. Howard is continuing as a director of the Board.

Mr. O’Brien, age 67, served as Senior Vice President, Sales and Field Operations of the Company since March 2023. Prior to March 2023, Mr. O’Brien served as Vice President, Operations at NetApp, Inc., a storage and data management company, from May 2020 to May 2022. From January 2015 to February 2020, Mr. O’Brien served as Vice President, Business Intelligence and Operations at Symantec Corporation, a security company. Prior to that, Mr. O’Brien held various management positions at EMC Corporation, a storage and data management company, and HP Inc. (then Hewlett-Packard Company), a technology company, and also served as a partner at Prism Venture Partners, a venture firm. Mr. O’Brien holds a B.S. in Business Administration from Merrimack College. The Board believes that Mr. O’Brien brings a deep knowledge of sales and marketing, operational and strategic development, product management, and global marketing strategy. In addition, through his experience at the Company and at prior companies, Mr. O’Brien has a broad understanding of the operational needs and how to drive durable growth and profitability at companies such as MariaDB, and as the Company’s Chief Executive Officer, he will be a critical bridge between everyday Company, industry, and investor matters and the Board.

In connection with Mr. O’Brien’s appointment as Chief Executive Officer, Mr. O’Brien entered into an employment agreement with the Company’s wholly owned subsidiary MariaDB USA, Inc. (“MariaDB USA”), effective as of May 26, 2023. The employment agreement provides for: (i) an annual base salary of $450,000; (ii) participation in an annual incentive plan with a target bonus of $200,000 for fiscal year 2023, prorated for fiscal year 2023; (iii) participation in the employee benefit plans and programs maintained for the benefit of similarly situated employees; and (iv) reimbursement of all reasonable, customary and necessary business expenses. In addition, the Compensation and Human Resources Committee of the Board is currently considering the equity awards (including applicable terms) to be granted to Mr. O’Brien under the Company’s 2022 Equity Incentive Plan.

If MariaDB USA terminates Mr. O’Brien’s employment without cause or Mr. O’Brien resigns for good reason, in either case not in connection with a change of control of the Company, Mr. O’Brien is eligible to receive the following: (i) six months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) up to 50% of the target bonus Mr. O’Brien would have been entitled to for the fiscal year of termination, payable based on actual achievement of the performance criteria (and reduced by any amounts previously paid for the fiscal year of termination); and (iii) payment or reimbursement of COBRA premiums for six months following the last day of the month in which Mr. O’Brien’s date of termination occurs or, if earlier, until Mr. O’Brien ceases to be eligible for COBRA continuation coverage under MariaDB USA’s group health plans or Mr. O’Brien becomes eligible for group health insurance coverage from another employer.

If within three months prior to or within 12 months after a change of control, Mr. O’Brien’s employment is terminated without cause or Mr. O’Brien resigns for good reason, Mr. O’Brien is eligible to receive the following: (i) a lump sum payment equal to 50% of base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) 50% of annual target bonus; (iii) a lump sum payment equal to six months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards that vest based on continued employment or service.

The severance payments and benefits described above will be subject to Mr. O’Brien’s timely execution and non-revocation of a general release and waiver of claims in favor of the Company and MariaDB USA.

As a condition to Mr. O’Brien’s employment, Mr. O’Brien also entered into the Company’s standard form of Proprietary Information and Invention Assignment Agreement.

The foregoing description of Mr. O’Brien’s Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached to this Current Report on Form 8-K as an exhibit and incorporated herein by reference.

In connection with Mr. Howard’s departure from the Company, Mr. Howard entered into a Separation Agreement and General Release (the “Separation Agreement”) with MariaDB USA, pursuant to which Mr. Howard is eligible to receive the following severance upon effectiveness of the Separation Agreement: (i) continued payment of his annual base salary of $425,000 for 12 months following termination; (ii) payment of (x) his quarterly target bonus for the third fiscal quarter of fiscal 2023 that he would have been entitled to receive through the fiscal quarter of termination and (y) up to 75% of his annual EBITDA target bonus for fiscal 2023, all payable based on actual achievement of the performance criteria for such bonus (and reduced by any bonus amounts previously paid to Mr. Howard for fiscal year 2023); and (iii) subject to Mr. Howard’s timely election of group health coverage under COBRA, payment or reimbursement of COBRA premiums for himself, his spouse and eligible dependents for 12 months following the last day of the month in which Mr. Howard’s date of termination occurs or, if earlier, until the date Mr. Howard ceases to be eligible for COBRA continuation coverage under MariaDB USA’s group health plans or Mr. Howard becomes eligible for group health insurance coverage from another employer. Mr. Howard is also eligible for full accelerated vesting of his outstanding options to purchase ordinary shares of the Company and an extension of time to exercise his outstanding options as follows: (i) option to purchase 442,256 ordinary shares of the Company with an exercise price of $0.38 per share until December 1, 2025; (ii) option to purchase 468,627 ordinary shares of the Company with an exercise price of $0.47 per share until May 31, 2024; and (iii) option to purchase 147,736 ordinary shares of the Company with an exercise price of $0.80 per share until May 31, 2024. The foregoing severance amounts and benefits are subject to timely effectiveness of a general release and waiver of claims by Mr. Howard and Mr. Howard’s compliance with the terms of the Separation Agreement.

The foregoing description of Mr. Howard’s Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached to this Current Report on Form 8-K as an exhibit and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

The press release relating to Mr. O’Brien’s appointment as the Company’s Chief Executive Officer and as director on the Board and Mr. Howard’s resignation as Chief Executive Officer, is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The information furnished pursuant to this Item 7.01, including in Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

Certain statements in this Current Report on Form 8-K are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words indicating future events, performance, results, and actions, such as “will” and “expect,” and variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements in this Current Report on Form 8-K include statements regarding management succession matters. Forward-looking statements are not guarantees of future performance and actual results may vary materially from the results expressed or implied in such statements. Differences may result from, among other things, actions taken by the Company or its management or board, including those beyond the Company’s control. Such risks and uncertainties include, but are not limited to, execution and integration of management and board changes and actions by the Company’s management and board and matters relating to management-related payments. The foregoing list of risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect future performance and actions, please review “Risk Factors” described in the Company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1	Employment Agreement between MariaDB plc and Paul O’Brien, dated May 26, 2023.

10.2	Separation Agreement between MariaDB plc and Michael Howard, dated May 26, 2023.

99.1	Press Release, dated May 30, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARIADB PLC
Dated: May 30, 2023
	By:	/s/ Roya Shakoori
		Name:	Roya Shakoori
		Title:	General Counsel